Exhibit 12

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES—REAL ESTATE TRUST ONLY

	For the Twelve Months Ended September 30
(Dollars in thousands)	2003	2002	2001	2000	1999
FIXED CHARGES:
Interest and debt expense	$50,862	$51,061	$51,203	$47,149	$40,546
Ground rent	—	—	—	—	—

Total fixed charges for ratio	$50,862	$51,061	$51,203	$47,149	$40,546

EARNINGS:
Operating income (loss)	$(14,893)	$(19,548)	$(667)	$(4,341)	$(10,687)
Equity in earnings of unconsolidated entities	(7,248)	(8,811)	(7,169)	(7,291)	(4,964)
Distributions from unconsolidated entities	12,048	11,496	10,814	10,297	9,513
Capitalized interest	—	(287)	(569)	(1,175)	(961)

	(10,093)	(17,150)	2,409	(2,510)	(7,099)
Total fixed charges for ratio	50,862	51,061	51,203	47,149	40,546

Total earnings for ratio	$40,769	$33,911	$53,612	$44,639	$33,447

RATIO OF EARNINGS TO FIXED CHARGES	Less than 1	Less than 1	1.05 x	Less than 1	Less than 1

Excess (deficiency) of available earnings to fixed charges	$(10,093)	$(17,150)	$2,409	$(2,510)	$(7,099)